FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Penney, Geoffrey J.	2. Date of Event Requiring Statement Month/Day/Year January 1, 2003	4. Issuer Name and Ticker or Trading Symbol The Charles Schwab Corporation ("SCH")
(Last) (First) (Middle) c/o The Charles Schwab Corporation 120 Kearny Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Executive Vice President and Chief Information Officer	6. If Amendment, Date of Original (Month/Day/Year)
(Street) San Francisco, CA 94108			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	127,743.00	D
Common Stock	1,117.04	I	By 401(k)
Common Stock	1,041.25	I	By ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	2/23/99(1)	2/23/08	Common Stock	4,782.00	$8.7222	D
Incentive Stock Option (right to buy)	2/27/03(1)	2/27/12	Common Stock	7,627.00	$13.1100	D
Incentive Stock Option (right to buy)	12/16/99(1)	12/16/08	Common Stock	6,369.00	$13.5625	D
Incentive Stock Option (right to buy)	2/28/02(1)	2/28/11	Common Stock	4,784.00	$20.9000	D
Incentive Stock Option (right to buy)	2/23/01(1)	2/23/10	Common Stock	7,581.00	$26.3750	D
Non-Qualified Stock Option (right to buy)	8/1/98(1)	2/26/07	Common Stock	16,875.00	$6.8796	D
Non-Qualified Stock Option (right to buy)	2/23/99(1)	2/23/08	Common Stock	15,000.00	$8.7222	D
Non-Qualified Stock Option (right to buy)	11/8/04(2)	11/8/12	Common Stock	100,000.00	$9.7100	D
Non-Qualified Stock Option (right to buy)	9/24/02(3)	9/24/11	Common Stock	27,400.00	$10.2000	D
Non-Qualified Stock Option (right to buy)	7/16/03(1)	7/16/12	Common Stock	25,000.00	$10.4700	D
Non-Qualified Stock Option (right to buy)	2/27/03(1)	2/27/12	Common Stock	37,373.00	$13.1100	D
Non-Qualified Stock Option (right to buy)	12/16/99(1)	12/16/08	Common Stock	23,631.00	$13.5625	D
Non-Qualified Stock Option (right to buy)	7/18/02(3)	7/18/11	Common Stock	137,000.00	$15.0200	D
Non-Qualified Stock Option (right to buy)	5/4/01(4)	5/4/11	Common Stock	4,000.00	$20.6800	D
Non-Qualified Stock Option (right to buy)	2/28/02(1)	2/28/11	Common Stock	15,216.00	$20.9000	D
Non-Qualified Stock Option (right to buy)	11/1/00(1)	11/1/09	Common Stock	12,000.00	$25.9167	D
Non-Qualified Stock Option (right to buy)	2/23/01(1)	2/23/10	Common Stock	11,919.00	$26.3750	D
Non-Qualified Stock Option (right to buy)	12/15/03(5)	12/15/10	Common Stock	75,000.00	$28.7500	D
Non-Qualified Stock Option (right to buy)	10/25/01(1)	10/25/10	Common Stock	8,000.00	$31.0625	D

Explanation of Responses:

(1) The options were granted pursuant to the Company's 1992 Stock Incentive Plan and/or 2001 Stock Incentive Plan and vest in four equal installments beeginning on the first anniversary of the date of grant.
(2) The options were granted pursuant to the Company's 1992 Stock Incentive Plan and/or 2001 Stock Incentive Plan and vest 25% on each of the second and third anniversary of the date of grant and 50% on the fourth anniversary of the date of grant.
(3) The options were granted pursuant to the Company's 1992 Stock Incentive Plan and/or 2001 Stock Incentive Plan and vest 35% on the first anniversary of the date of grant, 25% on the second anniversary of the date of grant, and 20% on each of the third and fourth anniversary of the date of grant.
(4) The options were granted pursuant to the Company's 1992 Stock Incentive Plan and vest immediately.
(5) The options were granted pursuant to the Company's 1992 Stock Incentive Plan and vest 50% on each of the third and fourth anniversary of the date of grant.

By: /s/ Geoffrey J. Penney Geoffrey J. Penney **Signature of Reporting Person	January 6, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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